July 17, 2017

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Commodities
100 F Street, NE
Washington, D.C. 20549-3561
Attn:    Shannon Sobotka
William Demarest

Re:    Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed February 2, 2017
File No. 001-13232
____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin on behalf of Apartment Investment and Management Company (the “Company”) in a letter dated June 30, 2017. The Company’s responses to the Staff’s comments are set forth below.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, Page 30
Economic Income, Page 32

1.	We note your response to our prior comment 1. Please provide to us and include within future filings the following:

•	a reconciliation from consolidated apartment communities to the number included in your NAV calculation

•	an explanation of why certain consolidated apartment communities are excluded from your NAV calculation

•	clarification, if true, that the fair value of your real estate, like your debt, is presented on a proportional basis

•	the fair value of your asset management business

United States Securities and Exchange Commission
July 17, 2017

Response: In response to the Staff’s comment, the Company will expand the footnote disclosure to its NAV reconciliation in future Annual Reports on Form 10-K to include each of the items requested by the Staff in the list above. As a point of clarification, the Company's NAV calculation does consider all consolidated apartment communities, although the calculation uses various methodologies, as described in the revised disclosure. The fair value of communities owned by non-wholly owned partnerships for whom the Company provides asset management services is excluded from real estate at fair value presented in the reconciliation because their value is factored into the fair value of the asset management portfolio, which is presented separately in the NAV calculation and reconciliation.
An example of the revised disclosure is provided below, with substantive additions to the example disclosure from the previous response letter underlined.
As noted in the prior response, the proposed supplemental disclosures to be incorporated into the Company’s Annual Report on Form 10-K for the year ending December 31, 2017, will be revised to conform to the new segment presentation included in the Company's Form 10-Q for the quarter ended March 31, 2017.
Economic Income
Economic Income represents the change in estimated NAV per share, plus cash dividends per share. We believe Economic Income is important to investors as it represents a measure of the total return we have earned for our stockholders. NAV, as used in our calculation of Economic Income, is a non-GAAP measure and represents the estimated fair value of assets net of liabilities attributable to Aimco’s common stockholders and the Aimco Operating Partnership’s common unitholders on a diluted basis. We believe NAV is considered useful by some investors in valuing shares in public real estate companies because it seeks to value the assets held by public companies in a manner similar to those values established in private transactions. Our estimated NAV per share and the quoted share price of Aimco Common Stock are not necessarily equal.
We estimate NAV on a semiannual basis, as of the end of the first and third quarters. Economic Income for 2016 was calculated using the change in NAV per share between September 30, 2015 and 2016. NAV will fluctuate over time. This NAV information should not be relied upon as representative of the amount a stockholder could expect to receive in a liquidation event, now or in the future. Certain assets are excluded as are certain liabilities such as taxes and transaction costs associated with a liquidation. In addition, NAV is based on management’s subjective judgments, assumptions and opinions as of the date of determination. We assume no obligation to revise or update NAV to reflect subsequent or future events or circumstances. Our NAV estimate is subject to a variety of risks and uncertainties, many of which are beyond our control, including, without limitation, those described in Item 1A. Risk Factors.

United States Securities and Exchange Commission
July 17, 2017

A reconciliation of our estimated NAV to total equity, which we believe is the most directly comparable GAAP measure, is provided below (in millions, except per share and unit data):

	September 30, 2016
Total equity			$1,828
Fair value adjustment for real estate
Less: consolidated real estate, at depreciated cost		(5,756)
Plus: fair value of real estate (1)
Stabilized conventional portfolio fair value (2)	9,854
Non-stabilized conventional portfolio fair value (3)	2,123
Affordable real estate fair value (2)	364
Total real estate at fair value		12,341
Adjustment to present real estate at fair value			6,585
Fair value adjustment for total indebtedness
Plus: consolidated indebtedness, net		4,056
Less: fair value of indebtedness related to real estate shown above (4)		(3,851)
Adjustment to present indebtedness at fair value			205
Plus: fair value of asset management portfolio (5)			211
Adjustments to present other tangible assets, liabilities and preferred equity at fair value (6)			(230)
Estimated NAV			$8,599
Total shares, units and dilutive share equivalents (7)			165
Estimated NAV per common share and unit - diluted			$52

(1)
We compute NAV by estimating the value of real estate, using a variety of methods we believe are appropriate based on the characteristics of the communities. For purposes of estimating NAV, real estate at fair value disclosed above includes wholly owned apartment communities plus our proportionate share of communities held by non-wholly owned entities (both consolidated and unconsolidated), and excludes the estimated fair value of communities held by consolidated partnerships for whom we provide asset management services, which we refer to as the asset management portfolio. The value of asset management communities is factored into the valuation of the asset management portfolio as described in footnote 5. A reconciliation of our consolidated apartment communities to those communities included in total real estate at fair value in the table above is as follows:

Consolidated apartment communities as of September 30, 2016	182
Less: Consolidated communities in the asset management portfolio	(41)
Plus: Unconsolidated conventional apartment communities	4
Apartment communities in total real estate at fair value for NAV	145
For valuation purposes at September 30, 2016, we segregated these 145 communities into the following categories: stabilized conventional; non-stabilized conventional; and affordable real estate.

(2)
Our stabilized conventional portfolio and affordable real estate portfolio include 132 communities that have reached stabilized operations and are not expected to be sold within twelve months. We value these portfolios using a direct capitalization rate method based on the annualized proportionate property NOI for the three

United States Securities and Exchange Commission
July 17, 2017

months ended September 30, 2016, less a 2% management fee, which we believe is a market rate management fee for a portfolio of similar size and quality. The weighted average estimated capitalization rates as applied to the annualized property NOI were 5.0% and 5.5% for the stabilized conventional and affordable real estate portfolios, respectively. We select these capitalization rates on a property-by-property basis based primarily on information published by a third party. Community characteristics that we use to determine comparable market capitalization rates include: the market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add. We used this valuation method for approximately 83% of real estate fair value at September 30, 2016.

(3)
The non-stabilized conventional portfolio includes five apartment communities under redevelopment at September 30, 2016 and four apartment communities in lease-up. We value these communities by discounting projected future cash flows. Key assumptions used to estimate the value of these communities include: revenue growth rate, which is based on in-place rents, projected submarket rent growth to community stabilization based on projections published by third parties and adjusted for the impacts of redevelopment; expense growth rate, which is based on estimated operating costs adjusted for inflation and adjusted for the impacts of redevelopment; estimated remaining costs to complete construction; and a terminal value estimated using a market capitalization rate at community stabilization. Discount rates applied to estimated future cash flows of these communities ranged between 3.80% and 8.25% depending on construction and lease-up progress. We used this valuation method for approximately 15% of the real estate fair value at September 30, 2016. The non-stabilized conventional portfolio also includes four apartment communities under contract for sale, which were valued at sales contract price and represent approximately 2% of real estate fair value at September 30, 2016.

(4)
We calculate the fair value of our debt based on a money-weighted average interest rate on our fixed-rate property debt of 4.45%, which rate takes into account the timing of amortization and maturities, and a market rate of 3.44%, which rate takes into account the duration of the existing property debt using a similar lending source, loan-to-value and coverage as well as timing of amortization and maturities. For purposes of estimating NAV, the fair value of debt includes our proportionate share of debt related to non-wholly owned entities (both consolidated and unconsolidated), and excludes non-recourse property debt obligations of consolidated partnerships of the asset management portfolio, which is factored into the valuation of the asset management portfolio as described in footnote 5.

(5)
The asset management portfolio is comprised of a number of partnerships, which own low-income housing tax credit apartment communities, and in which we hold nominal ownership positions (generally less than 1%). We provide services to these partnerships and receive fees and other payments in return. GAAP requires us to consolidate most of the partnerships and communities served by this business; accordingly, the assets and liabilities of these partnerships are reflected in our consolidated financial statements. For purposes of computing NAV, we estimate our share of the value of the asset management portfolio using the present value of the estimated future cash flows we expect to receive pursuant to the governing agreements using a 7% discount rate. The future cash flows we expect to receive include fees and other amounts to be paid from cash flows from the operation of the underlying communities and proceeds from sale of the underlying communities after repayment of any associated property-level debt. The key assumptions used to estimate the future cash flows we expect to receive include: operating cash flow, which is based on an estimate of contractual rents and expenses reflecting expected increases; the value of the underlying apartment communities, which we value using a direct capitalization rate method similar to that described in footnote 2 above; and the estimated sale date of the apartment communities, which is generally upon or shortly after the expiration of the tax credit compliance periods.

United States Securities and Exchange Commission
July 17, 2017

(6)
Other tangible assets consist of cash, restricted cash, accounts receivable and other assets for which we reasonably expect to receive cash through the normal course of operations or another future event. Other tangible liabilities consist of accounts payable, accrued liabilities and other tangible liabilities we reasonably expect to settle in cash through the normal course of operations or another future event. Other tangible assets and liabilities were generally valued at their carrying amounts and reduced by the noncontrolling interests’ portion of these amounts and exclude intangible assets and liabilities reflected on our consolidated balance sheet. The fair value of our preferred equity includes a mark-to-market adjustment for listed securities based on their closing share price on September 30, 2016.

(7)
Total shares, units and dilutive share equivalents represents Common Stock, OP Units, participating unvested restricted shares and the dilutive effect of common stock equivalents outstanding as of September 30, 2016.

2.
We note your response to our prior comment 2. We remain unclear from footnote 5 how the non-recourse debt of consolidated partnerships for whom the Company provides asset management and other services is factored into the value of the asset management business. Please clarify and revise your disclosure in future filings.

Response: The Company's interest in the consolidated partnerships for whom the Company provides asset management and other services is generally represented by fee and other amounts it earns pursuant to the governing agreements. In accordance with GAAP, the Company consolidates most of the partnerships and related communities served by the asset management business and therefore eliminates in consolidation the fees and other amounts earned under these arrangements.
The Company estimates its share of the value of the asset management business using the present value of the estimated future cash flows it expects to receive pursuant to the governing agreements. The future cash flows the Company expects to receive include fees and other amounts to be paid from cash flows from the operation of the underlying communities and proceeds from sale of the underlying communities after repayment of any associated property-level debt. Please refer to the revised disclosure in footnote 5 in the response above.
If you have further questions regarding the information provided, please contact Paul Beldin, Executive Vice President and Chief Financial Officer, at (303) 691-4554 or paul.beldin@aimco.com, or me at (303) 793-4604 or andrew.higdon@aimco.com.

Sincerely,

/s/ Andrew Higdon

Andrew Higdon
Senior Vice President and Chief Accounting Officer

Cc:    Lisa R. Cohn
Paul Beldin